Mail Stop 4561

July 9, 2007

Thomas Blakeley
American Mold Guard, Inc.
30270 Rancho Viejo Road, Suite E
San Juan Capistrano, CA 92675

Re: American Mold Guard, Inc.
        Registration Statement on Form S-3
        Filed July 5, 2007
        File No. 333-144365

Dear Mr. Blakeley:

        We have conducted a limited review of your filing and have the following comment. Where indicated, we think you should revise your legality opinion in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

        Please provide us with the information requested below. In addition, please consider disclosing this information in the prospectus where appropriate.

General

1.   We note that you have submitted an opinion regarding the legality of the proposed public offering by selling stockholders of up to 692,310 shares of the Company's common stock, which consists of: (i) 230,770 shares of common stock issued in connection with several subscription agreements by and between the Company and the investors named therein; and (ii) 461,540 shares of common stock underlying Class A and Class B Warrants ("Warrant Shares"). Counsel opined that the Warrant Shares, when issued upon exercise of the Class A Warrants and the Class B Warrants ("Warrants") and upon

payment of the exercise price therefore in accordance with the terms of the Warrants, will be validly issued, fully paid, and non-assessable. We note that you have registered the Class A and Class B Warrants, as well as the shares underlying the warrants. Counsel did not, however, opine that the warrants are binding obligations of American Mold Guard. Because warrants are essentially contractual obligations issued pursuant to a warrant agreement, counsel must opine that the warrant is a legal, binding obligation of the registrant. Please file a revised legality opinion in which counsel opines that the warrants are "binding obligations" of the registrant under the state contract law governing the warrant agreement.

* * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Angela McHale at 202-551-3402 or me at 202-551-3495 with any other questions.

Sincerely,

Elaine Wolff
Branch Chief

Cc: John W. Martin, Esq. (*via facsimile*)